TRANSGLOBE ENERGY CORPORATION REPORTS VOTING RESULTS
ON ELECTION OF DIRECTORS

TSX: "TGL" & NASDAQ: "TGA"

Calgary, Alberta, June 10, 2014 - TransGlobe Energy Corporation ("TransGlobe") announces that, at its annual general and special meeting of shareholders held on June 10, 2014, each of the six nominees proposed as a director and listed in its management proxy circular dated May 9, 2014 were elected as directors. The results of the voting for each nominee are as follows:

Nominee	Votes For		Votes Withheld
	Number of Shares	%	Number of Shares	%
Robert G. Jennings	37,476,979	78.91	10,013,490	21.09
Ross G. Clarkson	38,154,491	80.34	9,335,978	19.66
Lloyd W. Herrick	45,690,048	96.21	1,800,421	3.79
Geoffrey C. Chase	37,698,033	79.38	9,792,436	20.62
Fred J. Dyment	36,700,470	77.28	10,789,999	22.72
Susan M. MacKenzie	36,810,724	77.51	10,679,745	22.49

About TransGlobe Energy Corporation

TransGlobe is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe's common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe's convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com